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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(Cusip Number)

Estate of Dewey R. Sanderson, Jr.
225 North Thirteenth Avenue
Laurel, Mississippi 39440
(601) 649-1336

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013			Page 2 of 6 Pages

1.	Name of Reporting Person: Estate of Dewey R. Sanderson, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Estate subject to the laws of the State of Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,796,500 shares of common Stock, $1.00 par value per share (“Common Stock”)

		8.	Shared Voting Power: 0 shares of Common Stock

		9.	Sole Dispositive Power: 2,796,500 shares of Common Stock

		10.	Shared Dispositive Power: 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,796,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 800013	Page 3 of 6 Pages

SCHEDULE 13D

Preliminary Statement

This filing by the Estate of Dewey R. Sanderson, Jr. amends Schedule 13D to report the sale of shares of Sanderson Farms, Inc. common stock as described in Item 5.

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Common Stock”), of Sanderson Farms, Inc. a Mississippi corporation (the “Company”), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2. Identity and Background.

(a)  This statement is filed on behalf of the Estate of Dewey R. Sanderson, Jr. (the “Estate”).

(b)  The Estate’s address is 225 North 13th Avenue, Mississippi 39440.

(c)  Not applicable.

(d)  During the last five years, the Estate has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e)  During the last five years, the Estate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Estate is subject to the laws of the State of Mississippi.

ITEM 3. Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 4. Purpose of Transaction.

On December 2, 1999, Dewey R. Sanderson, Jr. died. The shares of Common Stock that Mr. Sanderson owned of record are now beneficially owned by the Estate, except for shares the Estate has disposed of since that date. The co-executors of the Estate are the decedent’s two sons, Robert Buck Sanderson and Hugh V. Sanderson, who were qualified as co-executors of the Estate. Since the filing of Amendment No. 3 to this Schedule 13D on January 18, 2002, the Estate has sold shares of Common Stock on various dates at various prices, as listed in Item 5.

The Estate does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below and in the last paragraph of this Item 4:

•	acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent (which heirs and legatees are primarily the decedent’s children, as the decedent’s widow has disclaimed and renounced any and all interest in the Common Stock of the Estate bequeathed to her or to which she may otherwise be entitled under the Mississippi laws of descent and distribution), and other than sales of Common Stock of the Company from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 800013	Page 4 of 6 Pages

•	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Company;

•	any other material change in the Company’s business or corporate structure;

•	changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

Each of the co-executors is a director of the Company and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with their fiduciary duties to the Estate, make proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

ITEM 5. Interest in Securities of the Issuer.

(a)  The Estate is the beneficial owner of 2,796,500 shares of Common Stock, representing approximately 21.7% of the shares of Common Stock believed to be outstanding. The amount reported in Amendment 3 to Schedule 13D was 2,967,403. The difference results from the Estate’s sale of shares in open market transactions on the following days and at the following prices: June 15, 2002, 5,000 shares at $25.95 per share; June 17, 2002, 16,000 shares at $25.2966 per share; July 3, 2002, 52,000 shares at $25.504 per share; July 5, 2002, 15,000 shares at $25.21 per share; and June 19, 2003, 82,903 shares at $24.869 per share.

(b)  The co-executors of the Estate share the power to vote or to direct the vote and to dispose or to direct the disposition (including selling or encumbering the shares or distributing them to heirs and legatees) of the 2,796,500 shares of Common Stock beneficially owned by the Estate. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the co-executors disclaims the beneficial ownership of the 2,796,500 shares of Common Stock beneficially owned by the Estate.

Robert Buck Sanderson is employed as Corporate Live Production Assistant of the Company and is a member of the Board of Directors of the Company. Hugh V. Sanderson is employed as the Manager of Customer Relations of the Company and is a member of the Board of Directors of the Company. The business address for each of them is 225 N. 13th Avenue, Laurel, Mississippi 39440. During the last five years, neither of them has been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. They are both citizens of the United States.

(c)  During the past sixty days, the Estate has not effected any transactions involving the Common Stock of the Company, other than the sale of 82,903 shares in an open market transaction on June 19, 2003 at a price of $24.869 per share.

CUSIP No. 800013	Page 5 of 6 Pages

(d)  To the knowledge of the Estate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,796,500 shares of Common Stock beneficially owned by the Estate.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Pledge Agreement dated as of September 2, 2000 (the “Pledge Agreement”) by and between Union Planters Bank, N.A. (the “Lender”) and the co-executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the “Credit Agreement”) by and between the Lender and the Co-Executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to this Schedule 13D.

On January 3, 2002, the co-executors of the Estate entered into a stock purchase agreement, which is incorporated by reference herein (see Item 7, below) with the Company pursuant to which the Company acquired 301,079 shares of Common Stock from the Estate pursuant to the Company’s stock repurchase program, at a price of $20.42 per share.

Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

EXHIBIT 1	Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.

EXHIBIT 2	Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.

EXHIBIT 3	Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Hugh V. Sanderson and Robert Buck Sanderson as co-executors of the Estate of Dewey R. Sanderson, Jr. and not in their individual capacities (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on January 18, 2002).

CUSIP No. 800013	Page 6 of 6 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ESTATE OF DEWEY R. SANDERSON, JR.

/s/ Robert Buck Sanderson Robert Buck Sanderson, Co-Executor

/s/ Hugh V. Sanderson Hugh V. Sanderson, Co-Executor

Dated: July 11, 2003

INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION

EXHIBIT 1	Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.

EXHIBIT 2	Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.

EXHIBIT 3	Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Hugh V. Sanderson and Robert Buck Sanderson as co-executors of the Estate of Dewey R. Sanderson, Jr. and not in their individual capacities (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on January 18, 2002).